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Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Jurisdiction of Incorporation
GameTech International, Inc.	Delaware
GameTech Canada Corporation	Nova Scotia
GameTech Arizona Corporation	Arizona
Bingo Technologies Corporation	Nevada
Bingo Card Minder Corporation	Delaware

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LIST OF SUBSIDIARIES